Exhibit 99.22

SANDSTORM GOLD LTD.

Suite 1050, 625 Howe Street

Vancouver, BC V6C 2T6

Phone: 604-689-0234/Fax: 604-688-0094

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Connaught Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada V6C 2Y9 on Tuesday, May 10, 2011 at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2010, together with the report of the auditors thereon;

2.	To fix the number of Directors of the Company at FIVE (5);

3.	To elect Directors of the Company for the ensuing year;

4.	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

5.

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the Company’s Restricted Share Plan, as more particularly described in the accompanying Information Circular;

6.

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming the Company’s Shareholder Rights Plan, as more particularly described in the accompanying Information Circular;

7.

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to re-approve the Company’s 10% Rolling Stock Option Plan, as more fully described in the accompanying Information Circular; and

8.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular (the “Circular”) accompanying this notice. The audited consolidated financial statements and related MD&A for the Company for the financial year ended December 31, 2010 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The Board of Directors of the Company has by resolution fixed the close of business on April 4, 2011 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver time) on May 6, 2011, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 4th day of April, 2011.

BY ORDER OF THE BOARD

(Signed) Nolan Watson
Chief Executive Officer